7
                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934*


                         SYNOVICS PHARMACEUTICALS, INC.
                                (Name of Issuer)


                    Common Stock, par value $0.001 per share
                         (Title of Class of Securities)


                        87163M10 1 (formerly 090946 10 4)
                                 (CUSIP Number)


          Nirmal Mulye, Ph.D., President, Nostrum Pharmaceuticals, Inc.
          10 Erin Court, Kendall Park, New Jersey 08824 (732) 422-0416
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                June 16, 2004, March 16, 2005, September 5, 2006
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 87163M10 1                                           Page 2 of 8 Pages


1.    Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only)

      Nostrum Pharmaceuticals, Inc.
      51-0365768

2.    Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) |_|
                                                                         (b) |X|

3.    SEC Use Only



4.    Source of Funds

      OO

5.    Check Box if Disclosure of Legal Proceedings Is Required Pursuant to
      Items 2(d) or 2(e)
                                                                             |_|

6.    Citizenship or Place of Organization

      Delaware, USA

Number of         7.    Sole Voting Power
Shares
Beneficially            None
Owned by
Each              8.    Shared Voting Power
Reporting
Person                  As of June 16, 2004:      6,000,000
With                    As of March 16, 2005:    11,440,000
                        As of September 5, 2006: 10,661,000

                  9.    Sole Dispositive Power

                        None

                  10.   Shared Dispositive Power

                        As of June 16, 2004:      6,000,000
                        As of March 16, 2005:    11,440,000
                        As of September 5, 2006: 10,661,000

11.   Aggregate Amount Beneficially Owned by Each Reporting Person

      As of June 16, 2004:      6,000,000
      As of March 16, 2005:    11,440,000
      As of September 5, 2006: 10,661,000

12.   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

                                                                             |_|

13.   Percent of Class Represented by Amount in Row (11)

      As of June 16, 2004:     40.5
      As of March 16, 2005:    51.4
      As of September 5, 2006: 47.0

14.   Type of Reporting Person

      CO

                                  SCHEDULE 13D

CUSIP No. 87163M10 1                                           Page 3 of 8 Pages


1.    Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only)

      Nirmal V. Mulye, Ph.D.

2.    Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) |_|
                                                                         (b) |X|

3.    SEC Use Only



4.    Source of Funds

      OO

5.    Check Box if Disclosure of Legal Proceedings Is Required Pursuant to
      Items 2(d) or 2(e)
                                                                             |_|

6.    Citizenship or Place of Organization

      United States

Number of         7.    Sole Voting Power
Shares
Beneficially            None
Owned by
Each              8.    Shared Voting Power(1)
Reporting
Person                  As of June 16, 2004:      6,000,000
With                    As of March 16, 2005:    11,440,000
                        As of September 5, 2006: 10,661,000

                  9.    Sole Dispositive Power

                        None

                  10.   Shared Dispositive Power

                        As of June 16, 2004:      6,000,000
                        As of March 16, 2005:    11,440,000
                        As of September 5, 2006: 10,661,000

11.   Aggregate Amount Beneficially Owned by Each Reporting Person

      As of June 16, 2004:      6,000,000
      As of March 16, 2005:    11,440,000
      As of September 5, 2006: 10,661,000

12.   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

                                                                             |_|

13.   Percent of Class Represented by Amount in Row (11)

      As of June 16, 2004:     40.5
      As of March 16, 2005:    51.4
      As of September 5, 2006: 47.0

14.   Type of Reporting Person

      IN

------------
(1) All of the shares of Common Stock covered by this report were owned legally by Nostrum Pharmaceuticals, Inc., and none were owned directly by Nirmal V. Mulye, Ph.D.

Item 1. Security and Issuer.

The class of equity securities to which this statement relates is the common stock, par value $0.001 per share (the "Common Stock") of Synovics Pharmaceuticals, Inc., a Nevada corporation (the "Company"). The principal executive offices of the Company are located at 2575 East Camelback Road, Suite 450, Phoenix, Arizona 85016.

Item 2. Identity and Background.

Nostrum Pharmaceuticals, Inc. ("Nostrum")
Nirmal V. Mulye, Ph.D. ("Mulye")

Nostrum is a Delaware corporation. Both Nostrum and Mulye are principally engaged in the business of developing time release and other technology for pharmaceutical products. The address for Nostrum and Mulye is 10 Erin Court, Kendall Park, New Jersey 08824.

The director and officers of Nostrum are as follows:

      Director:                    Officers:

      Nirmal Mulye, Ph.D.          Nirmal Mulye, Ph.D. (President and Treasurer)
                                   Carlton R. Asher, Jr. ("Asher") (Secretary)

The director and officers of Nostrum are United States citizens. Mulye is the beneficial owner of the outstanding capital stock of Nostrum which he holds directly and through a trust for the benefit of himself and his family.

In addition, Mulye is a director and the Chief Scientific Officer of the Company.

Mulye's wife owns 2,000 shares of Common Stock in which Mulye and Nostrum disclaim any beneficial ownership. Mulye's sister owns, to the knowledge of Mulye and Nostrum, 40,000 shares of Common Stock in which Mulye and Nostrum disclaim any beneficial ownership.

To the knowledge of Nostrum and Mulye, Asher, along with certain other former shareholders of Nostrum, held 750,000 shares of Common Stock as of April 19, 2006. Asher, the owner of 150,000 shares of Common Stock, has served as an attorney for Nostrum and Mulye since 1996. Three other attorneys and a consultant who perform professional services for Nostrum, held directly or indirectly, to the knowledge of Nostrum and Mulye, 40,000 shares of Common Stock as of April 19, 2006. Nostrum and Mulye disclaim any beneficial ownership in shares of Common Stock that may be held by any of the above-mentioned persons. In addition, Nostrum and Mulye disclaim membership in any group comprising of any one or more of these persons.

No disclosure under Item 2(d) or 2(e) is required with respect to any of the above-mentioned persons.

Item 3. Source and Amount of Funds or Other Consideration.

The shares of Common Stock owned by Nostrum were acquired as part of the consideration received pursuant to two pharmaceutical product license agreements by and between the Company and Nostrum dated as of June 16, 2004 and March 16, 2005, respectively. See Items 6 and 7.

Item 4. Purpose of Transaction.

All shares of Common Stock which Nostrum has owned were acquired for investment purposes and as consideration for the pharmaceutical license agreements referred to in Item 3. Nostrum may acquire additional shares, dispose of some or all of the shares from time to time, in each case in open market or private transactions, block sales or purchases or otherwise, or may continue to hold shares.

In August 2006 and again on September 4, 2006, Mulye, a director and officer of the Company, requested the Company's current Chairman and Chief Executive Officer, Ronald Howard Lane, Ph.D. ("Lane"), to step down as Chief Executive Officer of the Company (but not as Chairman) and that Mulye be appointed as the Chief Executive Officer in his place. Nostrum and Mulye believe that the best interests of the Company would be better served by Mulye's appointment in that capacity. Mulye requested Lane to resign as the Company's Chief Executive Officer due, in part, to the irreconcilable disagreements that have arisen between them since May 2006 and the breakdown in corporate governance within the past several weeks due to Lane's management style and the unwarranted support he has received from two longstanding associates of his who serve on the Company's board. Likewise, Nostrum and Mulye believe that Mulye would be a more competent, more diligent and more technically proficient manager for the execution of the Company's strategic plans. Further, Mulye has thus far failed to obtain the board's authorization for the Company's issuance to him of four million warrants for Common Stock at $4.00 per share in recognition of his invaluable and unique assistance arranging for the Company's $10,500,000 in financing from Bank of India in May 2006 on the basis of financial guaranties provided by Mulye and Nostrum. Neither the other members of the board nor Lane has responded favorably to any of these requests.

Nevertheless, subject to and in light of the foregoing, and if the board or Lane does not provide a concrete and constructive response to the foregoing requests, Nostrum and Mulye may take unilateral action to implement these requests, which may include but not be limited to (i) influencing Lane and the board of the Company in order to implement these requests or (ii) soliciting consents or proxies, as the case may be, for the election of directors acceptable to Nostrum.

Item 5. Interest in Securities of the Issuer

(a)-(b) Nostrum owns at the present time 10,661,000 shares of Common Stock. Subject to Mulye's control, Nostrum has sole voting and dispositive power with respect to these shares. Based on the Company's last Form 10-Q, there was a total of 22,252,100 shares of Common Stock outstanding as of June 15, 2006. Nostrum and Mulye believe that the last Form 10-Q does not include the 1,500,000 shares of Common Stock reportedly sold by the Company on May 23, 2006 to Maneesh Pharmaceuticals ("Maneesh"). Subject to any adjustment that may be required to account for the sale of Common Stock to Maneesh, and in reliance on the last Form 10-Q, Nostrum's ownership of shares constitutes 47.003% of the issued and outstanding Common Stock.

Nostrum owned and acquired as of June 16, 2004 six million shares of Common Stock, as previously reported by the Company in its Form 8-K filed with the Commission on or about September 15, 2004. Subject to Mulye's control, Nostrum then had sole voting and dispositive power with respect to these shares. Based on the Company's prior reports, Nostrum's ownership of shares as of June 16, 2004 constituted 40.533% of the issued and outstanding Common Stock. Nostrum acquired as of March 16, 2005 an additional six million shares of Common Stock, as previously reported by the Company in its Form 8-K filed with the Commission on or about March 21, 2005. Based on its receipt of these additional shares of Common Stock and its intervening sale of certain other shares of Common Stock, Nostrum then had ownership of 11,440,000 shares of Common Stock, with respect to which it had, subject to Mulye's control, sole voting and dispositive power. Based on the Company's prior reports, Nostrum's ownership of shares as of March 16, 2004 constituted 51.4 % of the issued and outstanding Common Stock.

(c) None. Prior thereto, Nostrum sold 1,339,000 shares of Common Stock to 15 individuals and an corporation in restricted private transactions during the period from December 2004 through April 2006. Nostrum received no cash consideration in the sale of these shares, as all of the sales were made for prior services rendered to Nostrum, the exchange of Nostrum's own shares of capital stock for shares of Common Stock or in recognition of public service and academic achievement in pharmacology.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Agreements, Understandings or Relationships with Respect to Securities of the Issuer.

Nostrum and the Company have entered into three product development and licensing agreements, all of which, along with two related stock purchase agreements, have previously been filed with the Commission. These agreements and various amendments to one of the licensing agreements are referred to in Item 7. Pursuant to the first license agreement dated as of June 16, 2006 and a related stock purchase agreement, the Company issued six million shares of its Common Stock to Nostrum in payment for a license for the right to develop, manufacture and sell four proprietary to be named pharmaceutical candidates that qualify for filing with the U.S. Food and Drug Administration ("FDA") under a "505(b)(2)" application using Nostrum Technology as defined in that agreement.

Thereafter, Nostrum and the Company entered into a second license agreement dated as of March 16, 2005 (the "Technology License Agreement" or the "Agreement"), which superseded the original agreement and provides the Company with worldwide rights to develop, manufacture and sell up to ten Generic Products and up to ten 505(b)(2) Products, as those terms are defined in the Agreement. As part of the consideration for this license, the Company issued to Nostrum a further six million shares of its Common Stock and has undertaken to pay Nostrum a 50% royalty based on gross profits from the future sale of any Generic Products. To date, ten specific Generic Products and one 505(b)(2) Product have been designated as licensed Products pursuant to the Agreement. The Technology License Agreement, like its predecessor agreement, provides that the Company is required to use its best efforts to cause the board to be composed of at least three members and to include at least one nominee of Nostrum during the term of the Agreement. Pursuant to this provision, Mulye, founder and president of Nostrum, was appointed to the board in June 2004, and he continues to serve in that capacity. In or about September 2005, Mulye was also appointed, and he continues to serve as the Company's Chief Scientific Officer. In May 2006, Nostrum and one of the Company's subsidiaries, Synovics Laboratories, Inc. ("Synovics Labs"), entered into an agreement for the transfer to Synovics Labs of Nostrum's Abbreviated New Drug Application for 500 mg Metformin ER ("ANDA") along with certain license rights with regard to that product and a to be determined additional strength of Metformin ER using Nostrum's technology. In consideration for this agreement, Synovics Labs agreed to pay Nostrum a $150,000 milestone payment upon FDA approval of the ANDA and a royalty on sales of the ANDA product equal to 20% of net sales up to a maximum of $1,500,000.

In connection with a secured financing that Bank of India provided to the Company in May 2006 in the amount of $10,500,000, Nostrum and Mulye each furnished guarantees to Bank of India with respect to the Company's obligations under a Credit Agreement and related Promissory Note. The corporate and individual guaranties, which were previously filed with the Commission, are also referred to in Item 7.

By letter dated August 23, 2006, the Company informed Nostrum that it would not make further reimbursement payments to Nostrum for research and development costs under the Technology License Agreement until Nostrum provides certain product plans and accounting documentation tied to and reflecting such plans. In response, Nostrum informed the Company, by letter dated August 28, 2006, that Nostrum had provided all project plans and related documentation in compliance with the provisions of the Agreement. Pursuant to its letter dated August 28, 2006, Nostrum requested that Synovics enter into negotiations regarding this dispute in accordance with the alternative dispute provisions of the Agreement. Nostrum believes that the amount currently due from the Company for research and development costs under the Agreement amounts to $1,168,385.18. Nostrum anticipates that this matter will be resolved amicably between the parties, but there is no assurance that this will occur.

In the event that more than 50% of the licensed Products tested under the Technology License Agreement fail pivotal or other applicable clinical studies during the first three-year period of the Agreement, and the Company terminates the projects relating to such products by reason of such failure, Nostrum shall be required to return to the Company 33% of the six million shares of Common Stock received pursuant to the second stock purchase agreement.

Nostrum and the Company entered into a Lock-up Agreement dated as of May 16, 2006 pursuant to which Nostrum's ability to sell its shares of Common Stock is restricted for a period of 18 months from the date of the agreement. Further, in connection with Nostrum's sale of 550,000 shares of Common Stock to Bernard Berk effective as of January 4, 2006, the purchaser agreed, under certain conditions, to enter into a lock-up agreement with the Company restricting for a period of 18 months his ability to sell his shares of Common Stock.

Materials to be Filed as Exhibits.

The materials filed with this Schedule 13D were previously filed by the Company with the Commission and are incorporated by reference to the Company's Forms 10-K and 8-K in which they were originally filed. These materials are as follows:

1. Product Development and License Agreement by and between the Company and Nostrum dated June 16, 2004 (1)

2. Stock Purchase Agreement by and between the Company and Nostrum dated June 16, 2004 (2)

3. Technology License Agreement by and between the Company and Nostrum dated March 16, 2005 (3)

4. Stock Purchase Agreement by and between the Company and Nostrum dated March 16, 2005 (4)

5. Amendment No. 1 to Technology License Agreement by and between the Company and Nostrum dated June 30, 2005 (5)

6. Amendment No. 2 to Technology License Agreement by and between the Company and Nostrum dated August 31, 2005 (6)

7. Letter Agreement by and among the Company, Nostrum and Enem Nostrum Remedies Pvt. Ltd. dated September 27, 2005 (7)

8. Amendment No. 3 to Technology License Agreement by and between the Company and Nostrum dated October 3, 2005 (8)

9. ANDA Ownership Transfer and Product License Agreement by and between Synovics Laboratories, Inc. and Nostrum dated as of May 17, 2006 for extended release form of Metformin HCl 500 mg (9)

10. Individual Guaranty dated May 22, 2006 by Nirmal Mulye, Ph.D. in favor of Bank of India (10)

11. Corporate Guaranty dated May 22, 2006 by Nostrum in favor of Bank of India
(11)

12. Exchange Agreement by and between Nostrum and Bernard Berk dated as of January 4, 2006; acknowledged and agreed by the Company as to Section 3(f). Filed herewith as Exhibit 99.1.

13. Lock-up Agreement by and between Nostrum and the Company dated as of May 16, 2006. Filed herewith as Exhibit 99.2.


-------------------------
(1) Incorporated by reference to the Company's Form 8-K filed with the Commission on or about September 14, 2004 (Exhibit 10.44).

(2) Incorporated by reference to the Company's Form 8-K filed with the Commission on or about September 14, 2004 (Exhibit 10.45).

(3) Incorporated by reference to the Company's Form 8-K filed with the Commission on or about March 21, 2005 (Exhibit 10.49).

(4) Incorporated by reference to the Company's Form 8-K filed with the Commission on or about March 21, 2005 (Exhibit 10.50).

(5) Incorporated by reference to the Company's Form 10-K filed with the Commission on or about January 30, 2006 (Exhibit 10.51).

(6) Incorporated by reference to the Company's Form 10-K filed with the Commission on or about January 30, 2006 (Exhibit 10.53).

(7) Incorporated by reference to the Company's Form 8-K filed with the Commission on or about October 3, 2005 (Exhibit 10.54).

(8) Incorporated by reference to the Company's Form 8-K filed with the Commission on or about October 7, 2005, as amended on October 11, 2005 (Exhibit 10.45).

(9) Incorporated by reference to the Company's Form 8-K filed with the Commission on or about May 19, 2006 (Exhibit 10.1).

(10) Incorporated by reference to the Company's Form 8-K filed with the Commission on or about May 26 2006 (Exhibit 10.15).

(11) Incorporated by reference to the Company's Form 8-K filed with the Commission on or about May 26 2006 (Exhibit 10.16).

Signature

After reasonable inquiry and to the best of its or his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 8, 2006

                                       NOSTRUM PHARMACEUTICALS, INC.


                                       By: /s/ Nirmal V. Mulye
                                           ----------------------------------
                                           Name:  Nirmal V. Mulye, Ph.D.
                                           Title: President


                                       /s/ Nirmal V. Mulye
                                       --------------------------------------
                                       NIRMAL V. MULYE, Ph.D.